BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 19, 2020

1.        Date, Time and Place: Meeting held on October 19, 2020 at 4:30 p.m., by conference call.

2.        Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company’s Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Ms. Flávia Buarque de Almeida (“Ms. Flávia Almeida”), Ms. Flávia Maria Bittencourt (“Ms. Flávia Bittencourt”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.        Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.        Agenda: (i) to approve and authorize the issuance, by the Company, of Senior Unsecured Notes (“Notes”), in an international offering, under the exemptions from registration provided by Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in the principal amount of three hundred million United States dollars (U.S.$300,000,000.00), with a coupon of 5.750% per year, payable semi-annually, commencing on March 21, 2021, and final maturity date on September 21, 2050, which will be additional notes issued under the indenture under which the Company initially issued five hundred million United States dollars (U.S.$500,000,000) aggregate principal amount of 5.750% Senior Notes due 2050 on September 21, 2020 (the “Issue”); (ii) to approve and authorize the Company, by means of its legal representatives, to execute any and all documents necessary and take any and all appropriate measures for the undertaking of the Issue, as provided in item (i) above, including, but not limited to, the engagement of all the service providers necessary for the accomplishment of the Issue; and (iii) to ratify all acts already taken by the legal representatives of the Company in connection with the Issue related to items (i) and (ii) above.

5.        Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda has been examined, the following matter was discussed and the following resolutions were taken: (i) to approve and authorize the undertaking of the Issue and the execution of all necessary documents for its implementation, including the Purchase Agreement with the underwriters of the Issue; (ii) to authorize the Company, by means of its officers and legal representatives, as the case may be, to execute any and all documents necessary and take any and all appropriate measures for the undertaking of the Issue, as provided in item (i) above, including, but not limited to, the engagement of all the service providers necessary for the accomplishment of the Issue; and (iii) to ratify all acts already taken by the legal representatives of the Company under the context of the Issue related to items (i) and (ii) above.

6.        Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.        Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors.

São Paulo, October 19, 2020.

__________________________________

Carlos Eduardo de Castro Neves

Secretary

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